Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

STATE/JURISDICTION OF
	INCORPORATION/	NAME UNDER WHICH
NAME OF SUBSIDIARY	ORGANIZATION	BUSINESS IS CONDUCTED

Quicksilver Resources Canada Inc.	Canada	Quicksilver Resources Canada Inc.

Cowtown Pipeline Funding, Inc.	Delaware	Cowtown Pipeline Funding, Inc.

Cowtown Pipeline Management, Inc.	Texas	Cowtown Pipeline Management, Inc.

Cowtown Pipeline L.P.	Texas	Cowtown Pipeline L.P.

Cowtown Gas Processing L.P.	Texas	Cowtown Gas Processing L.P.